January 10, 2017

VIA EMAIL AND EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innospec Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015 filed February 17, 2016
Form 10-Q for the Fiscal Quarter Ended September 30, 2016 filed November 3, 2016
Form 8-K filed November 3, 2016
Response Dated December 22, 2016
File No. 1-13879

Dear Mr. O’Brien:

We are submitting this response to your letter dated January 3, 2017 (the “Comment Letter”) in respect of the above-referenced filings addressed to Ian Cleminson Chief Financial Officer, of Innospec Inc. (the “Corporation,” “Company,” “we,” “us” or “our”). Your response follows your original comment letter dated December 15, 2016 and our initial response dated December 22, 2016.

The response set forth below correspond to the numbering in the Comment Letter. In addition, for ease of reference, we have reproduced your comment in the Comment Letter in bold text before each response. Where relevant, our responses below include the proposed form of new or modified disclosures to be made in our applicable future filings. Italicized text in our responses below represents proposed additional disclosure.

Form 8-K filed November 3, 2016

1.	We note the presentation you provided in response to our request in comment 4 in our letter dated December 15, 2016, to provide a reconciliation of Adjusted EBITDA at the reportable segment level from the segment profit measure presented in accordance with ASC 280-10-50. Please supplement the draft presentation to provide disclosure that explains to investors how your presentation provides the required reconciliation.

Company response: Beginning with our earnings release for the year ended December 31, 2016, which will be furnished as an exhibit to a Form 8-K, we propose to include such disclosure as set forth in the sample disclosure below for the three and nine months ended September 30, 2016:

SEGMENTAL ANALYSIS OF RESULTS	Three Months Ended September 30		Nine Months Ended September 30
(in millions)	2016	2015	2016	2015
Net sales:
Fuel Specialties	$114.4	$121.3	$367.1	$386.6
Performance Chemicals	36.8	33.7	106.8	124.4
Oilfield Services	49.7	78.9	132.4	216.3
Octane Additives	4.6	20.3	39.3	39.0

	205.5	254.2	645.6	766.3

Gross profit:
Fuel Specialties	43.8	39.5	129.5	125.4
Performance Chemicals	12.3	9.9	34.4	33.3
Oilfield Services	20.6	32.0	52.1	82.4
Octane Additives	2.5	9.0	24.9	18.6

	79.2	90.4	240.9	259.7

Operating income/(loss):
Fuel Specialties	24.1	21.6	72.2	70.7
Performance Chemicals	4.2	3.6	13.3	13.1
Oilfield Services	—	7.2	(7.1)	13.8
Octane Additives	1.9	8.0	22.5	15.9
Pension credit	1.6	—	5.1	0.1
Corporate costs	(15.2)	(9.3)	(37.8)	(24.8)

	16.6	31.1	68.2	88.8
Adjustment to fair value of contingent consideration	2.3	8.5	6.3	31.6
Profit/(loss) on disposal of subsidiary	—	1.6	(1.4)	1.6

Total operating income	$18.9	$41.2	$73.1	$122.0

Non- GAAP measures
	Three months ended September 30		Nine months ended September 30
(in millions)	2016	2015	2016	2015
Net income	$11.4	$35.6	$59.2	$88.0
Interest expense, net	0.7	1.0	2.2	2.9
Income taxes	1.8	5.8	14.9	29.1
Depreciation and amortization:
Fuel Specialties	1.1	0.9	3.5	3.0
Performance Chemicals	1.6	1.5	4.7	4.7
Oilfield Services	4.6	4.5	13.5	13.2
Octane Additives	0.1	0.1	0.4	0.3
Corporate costs	2.2	1.2	6.2	3.9

	9.6	8.2	28.3	25.1
Adjustment to fair value of contingent consideration	(2.3)	(8.5)	(6.3)	(31.6)

Adjusted EBITDA	21.2	42.1	98.3	113.5

Adjusted EBITDA:
Fuel Specialties	25.2	22.5	75.7	73.7
Performance Chemicals	5.8	5.1	18.0	17.8
Oilfield Services	4.6	11.7	6.4	27.0
Octane Additives	2.0	8.1	22.9	16.2
Corporate costs	(13.0)	(8.1)	(31.6)	(20.9)
Pension credit	1.6	—	5.1	0.1

	26.2	39.3	96.5	113.9
Profit/(loss) on disposal of subsidiary	—	1.6	(1.4)	1.6
Other net (expense)/income	(5.0)	1.2	3.2	(2.0)

Adjusted EBITDA	$21.2	$42.1	$98.3	$113.5

Adjusted EBITDA by segment includes operating income relating to the segments, excluding depreciation and amortization.

*****

If you have any additional questions or comments, please feel free to contact me directly at 00 44 151 355 3611.

/s/ Ian P. Cleminson

Ian P. Cleminson

Executive Vice-President and Chief Financial Officer

Cc:	Securities and Exchange Commission – Tracey Houser, Staff Accountant